Pembina Pipeline Corporation Provides Notice of Series 15 Preferred Share Conversion Right and Announces Reset Dividend Rates

All financial figures are in Canadian dollars unless otherwise noted.

CALGARY, ALBERTA, August 31, 2022 – Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that it does not intend to exercise its right to redeem the currently outstanding Cumulative Redeemable Rate Reset Class A Preferred Shares, Series 15 ("Series 15 Shares") (TSX: PPL.PR.O) prior to September 30, 2022.

As a result, and subject to certain terms of the Series 15 Shares, the holders of the Series 15 Shares will have the right to elect to convert all or part of their Series 15 Shares on a one-for-one basis into Cumulative Redeemable Floating Rate Class A Preferred Shares, Series 16 of Pembina ("Series 16 Shares") on October 3, 2022 (the "Conversion Date"), being the first business day following the statutory holiday on September 30, 2022. Holders who do not exercise their right to convert their Series 15 Shares into Series 16 Shares will retain their Series 15 Shares.

As provided in the terms of the Series 15 Shares: (i) if Pembina determines that there would remain outstanding immediately following the conversion less than 1,000,000 Series 15 Shares, then all remaining Series 15 Shares will be automatically converted into Series 16 Shares on a one-for-one basis effective as of the Conversion Date; or (ii) if Pembina determines that there would be less than 1,000,000 Series 16 Shares outstanding immediately following the conversion, no Series 15 Shares will be converted into Series 16 Shares on the Conversion Date. There are currently 8,000,000 Series 15 Shares outstanding.

With respect to any Series 15 Shares that remain outstanding after the Conversion Date, holders thereof will be entitled to receive quarterly fixed cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina. The annual dividend rate for the Series 15 Shares for the five-year period from and including September 30, 2022, to, but excluding, September 30, 2027, will be 6.164 percent, being equal to the five-year Government of Canada bond yield of 3.244 percent determined as of today plus 2.92 percent, in accordance with the terms of the Series 15 Shares.

With respect to any Series 16 Shares that may be issued on the Conversion Date, holders thereof will be entitled to receive quarterly floating rate cumulative preferential cash dividends, if, as and when declared by the Board of Directors of Pembina. The annual dividend rate applicable to the Series 16 Shares for the three-month floating rate period from and including September 30, 2022, to, but excluding, December 31, 2022, will be 6.238 percent, being equal to the annual rate of interest for the most recent auction of 90-day Government of Canada treasury bills of 3.318 percent plus 2.92 percent, in accordance with the terms of the Series 16 Shares (the "Floating Quarterly Dividend Rate"). The Floating Quarterly Dividend Rate will be reset every quarter.

Beneficial holders of Series 15 Shares who wish to exercise their right of conversion during the conversion period, which runs from August 31, 2022, until 3:00 pm (MT) / 5:00 pm (ET) on September 19, 2022, should communicate as soon as possible with their broker or other intermediary for more information. It is recommended that this be done well in advance of the deadline in order to provide the broker or other intermediary with the time to complete the necessary steps. Any notices received after this deadline will not be valid.

As previously announced, the dividend payable on October 3, 2022, to holders of the Series 15 Shares of record on September 15, 2022, will be $0.2790 per Series 15 Share, consistent with the dividend rate in effect since the issuance of the Series 15 Shares. For more information on the terms of the Series 15 Shares and the Series 16 Shares, please see Pembina's articles of amendment dated October 2, 2017, relating to the creation of the Series 15 Shares and the Series 16 Shares, which can be found on SEDAR at www.sedar.com.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Purpose of Pembina:

To be the leader in delivering integrated infrastructure solutions connecting global markets:

- **Customers** choose us first for reliable and value-added services.

- **Investors** receive sustainable industry-leading total returns.

- **Employees** say we are the 'employer of choice' and value our safe, respectful, collaborative and inclusive work culture.

- **Communities** welcome us and recognize the net positive impact of our social and environmental commitment.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively.

Forward-Looking Information and Statements

This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the conversion rights, future dividend rates and payment terms for the Series 15 Shares and the Series 16 Shares.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations; prevailing commodity prices, interest rates, carbon prices, tax rates and exchange rates; the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; and certain other assumptions in respect of Pembina's forward-looking statements detailed in Pembina's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2021 and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities; the ability of Pembina to acquire or develop the necessary infrastructure in respect of future development projects; fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide; risks relating to the current and potential adverse impacts of the COVID-19 pandemic; the ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; and certain other risks and uncertainties detailed in Pembina's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2021 and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this news release speak only as of the date hereof. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

For further information:

Investor Relations

(403) 231-3156

1-855-880-7404

e-mail: investor-relations@pembina.com

www.pembina.com